Commission File No. 1-8019
Subject Company:  Provident Financial Group, Inc.

Filed by Provident Financial Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Provident Financial Group, Inc., including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City’s and Provident’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure Provident stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and Provident’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of National City and Provident filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about National City and Provident, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation, National City Center, 1900 East Ninth Street, Cleveland, Ohio 44114-3484, Attention: Office of the Secretary (216-222-2000), or to Provident Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio 45202, Attention: Secretary (513-579-2861).

The respective directors and executive officers of National City and Provident and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC by National City on March 13, 2003, and information regarding Provident’s directors and executive officers is available in its proxy statement filed with the SEC by Provident on April 30, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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[The following is a communication issued by Provident to its employees.]

February 23, 2004

Since the announcement of our merger with National City Corporation, we’ve had widespread acknowledgement that the combination of our two great companies will strengthen our market presence and enable us to compete even more effectively. At the same time, I also know that many associates have questions and concerns about what lies ahead.

We’re absolutely committed to sharing information, as details about the transition are determined. Today, I’m providing you with an update on several important topics, including the merger timetable and process, employee benefits and provisions for severance. Later this week, we will post a document with answers to frequently asked questions about the merger.

Regarding the timetable, the transaction is expected to close at the end of the second quarter of 2004, subject to regulatory and stockholder approvals. It’s important to note that until the Federal Reserve has approved the transaction, notifications about job status cannot be made to associates. The integration process will be managed through a series of specific steps undertaken in an appropriate, timely and deliberate fashion. As soon as possible, we’ll identify members of the integration team, as well as contact names for various business units and functions at Provident and National City. (Please don’t contact anyone at National City unless you’re asked to as part of the integration process.) At this time, there have been no final decisions made about product offerings or other details related to the merger, but it’s expected that integration will occur in early 2005.

Your Provident benefits will continue through 2004. Later this year, eligible associates will receive enrollment information for benefits options for 2005. These benefits will be provided through National City’s fully competitive and comprehensive program. Associates affected by job loss will be covered under the most favorable provisions of the Provident and National City severance plans.

While I realize that we’re in a period of uncertainty for many associates, I want to stress how important it is to remain focused on your customers and your job during the transition weeks and months ahead. Don’t let yourself be distracted by unfounded concerns or speculation — wait to hear the accurate information that we’ve pledged to provide. The most effective way to position Provident and our associates for the future is to continue to do the best possible job for our customers. Thank you for your understanding and commitment during this period of change for our company.

Sincerely,

Robert Hoverson

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.